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For Immediate Release

BCE announces 7% common share dividend increase for 2010 and plans for the use of surplus cash
Includes $500 million share buyback and $500 million voluntary pension contribution

MONTRÉAL, December 17, 2009 – BCE Inc. (TSX, NYSE: BCE) today announced a 7% increase in its annual common share dividend to $1.74 per share for 2010 as well as plans for the use of its year-end 2009 surplus cash balance that include a Normal Course Issuer Bid (NCIB) for up to $500 million and a $500 million special voluntary pension contribution.

“BCE is committed to delivering attractive ongoing returns to our shareholders and has done so through consistent and sustainable dividend increases and share buybacks since December 2008,” said George Cope, President and CEO of BCE and Bell Canada. “Our accelerating business performance built on the Bell team’s strong execution of our 5 Strategic Imperatives, substantial free cash flow generation and ample liquidity provide us with the financial flexibility to reward shareholders while maintaining both a strong balance sheet and robust capital investment in Bell’s networks and service programs.”

Today’s announcement represents BCE’s third increase to the annual common share dividend and the second share buyback since the termination of its proposed privatization agreement in December 2008. With this increase, BCE’s annual common share dividend has increased by 19% since the fourth quarter of 2008.

The BCE annual common share dividend will increase by 7% to $1.74 per share, effective with BCE’s Q1 2010 dividend payable on April 15, 2010 to shareholders of record at the close of business on March 15, 2010. This increase maintains BCE’s payout ratio conservatively towards the lower end of its policy of 65% to 75% of Adjusted EPS for 2010.

Deployment of surplus cash
BCE also announced today that it will return capital to shareholders in the form of an NCIB for up to $500 million to be executed over the course of 2010. It follows BCE’s $1 billion share buyback program announced in December 2008 and completed on May 5, 2009 for 5% of outstanding common shares at an average purchase price of $24.65 per share. Please refer to the “Normal Course Issuer Bid” details later in this release for more about BCE’s new NCIB program.

“This new share buyback program and the significant special voluntary pension contribution also announced today are further proof of BCE’s well-balanced financial strategy. As we strengthen BCE’s balance sheet and credit profile, we are enhancing our company’s ability to maximize total shareholder returns now and in the future,” said Siim Vanaselja, Chief Financial Officer of BCE and Bell Canada. “This special pension contribution helps to strengthen Bell’s pension plan and will favourably impact our financial performance going forward, in turn enhancing our ability to return additional cash to shareholders.”

BCE estimates its $500 million special voluntary pension contribution will decrease its annual pension funding requirements and pension expense beginning in 2010 by up to $75 million and $45 million respectively, and will therefore be accretive to EBITDA, EPS and free cash flow.

BCE will make its special contribution to Bell Canada’s defined benefit pension plan from cash on hand. This contribution will take place prior to year-end 2009 and is tax deductible, leading to cash tax savings of approximately $135 million in early 2010.

“This special voluntary pension contribution further enhances the security of pension benefits for all of Bell’s retirees and employees in our defined benefit pension plan,” said David Wells, Bell’s Executive Vice President of Corporate Services. “With its positive impacts for both our team and our company’s overall financial performance, the special pension contribution is an initiative that supports the interests of all our stakeholders.”

Updated 2009 outlook
As a result of the $500 million special pension contribution, BCE updates its financial guidance for 2009 as follows:

	Increased 2009	November 12	December 17
	Guidance provided	Expectation	Expectation
on August 6
Bell (i)

Revenue Growth	1% — 2%	Low end of range	Low end of range

EBITDA(ii) Growth	1% — 2%	On track	On track

Capital Intensity	15% — 16%	On track	On track

BCE

Adjusted EPS	$2.40 — $2.50	High end of range	High end of range

Free Cash Flow(iii)	$1,750 M — $1,900 M	On track	$1,250 M — $1,400 M

(i)	Bell’s 2009 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant

(ii)	EBITDA includes pension expense

(iii)	The most comparable Canadian GAAP financial measure is cash flows from operating activities. For 2009, BCE expects to generate approximately $1,250 million to $1,400 million in free cash flow after a $500 million special contribution to Bell Canada’s defined benefit pension plan. This amount reflects expected BCE cash flows from operating activities of approximately $4.4 billion to $4.6 billion.

BCE will provide its 2010 financial outlook on February 4, 2010.

Call with financial analysts
BCE will hold a conference call for financial analysts to discuss its cash deployment strategy on Thursday, December 17 at 8:30 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial (416) 340-2216 or toll-free 1-866-226-1792 shortly before the start of the call. A replay will be available for one week by dialing (416) 695-5800 or 1-800-408-3053 and entering pass code 5525128#.

There will also be a live audio webcast of the call available on BCE’s website at: http://www.bce.ca/en/news/eventscalendar/webcasts/2009/20091217/. The mp3 file will be available for download on this page later in the day.

Normal Course Issuer Bid
BCE has received approval from the Toronto Stock Exchange (TSX) in respect of its notice of intention to make an NCIB for its common shares through the facilities of the TSX. Under the NCIB, BCE may purchase for cancellation up to 20,000,000 common shares (subject to a maximum aggregate purchase price of $500 million) over the twelve-month period starting December 29, 2009 and ending on December 28, 2010, representing approximately 2.6% of its 767,166,281 issued and outstanding common shares as at December 11, 2009.

Purchases under the BCE NCIB program announced today will be effected through the facilities of the TSX and/or the New York Stock Exchange (NYSE) or by such other means as may be permitted by the TSX and/or the NYSE, and under applicable laws, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by a securities regulatory authority and/or block purchases in accordance with the applicable regulations of the TSX. In the event that BCE purchases common shares by pre-arranged crosses, exempt offers or private agreements, the purchase price of the common shares may be different than the market price of the common shares at the time of the acquisition.

The average daily trading volume (ADTV) for BCE’s common shares during the six-month period preceding December 1, 2009 was 2,804,896 common shares. Consequently, under the regulations of the TSX, BCE will have the right to repurchase, during any one trading day, a maximum of 25% of the ADTV representing 701,224 common shares. In addition, BCE may make, once per week, a block purchase (as such term is defined in the TSX Company Manual) of common shares not directly or indirectly owned by insiders of BCE, in accordance with the regulations of the TSX. The common shares purchased pursuant to the NCIB will be cancelled.

BCE has purchased 40 million common shares, or approximately 5% of outstanding common shares, at a weighted average price of approximately $24.65 per share, pursuant to its previous NCIB during the preceding twelve months. The Board of Directors of BCE has concluded that the repurchase of common shares represents an appropriate use of funds to increase shareholder value.

Caution concerning forward-looking statements
Certain statements made in this news release, including, but not limited to, statements relating to our financial guidance for 2009, plans relating to the return of cash to shareholders, including potential purchases of common shares for cancellation under a normal course issuer bid, and the projected sources of funds which may be used for such purpose, and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions, and to the discretion of BCE’s Board of Directors in respect of the declaration of dividends.

The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements assume, in particular, that many of our lines of business will be resilient to the current economic downturn. However, we caution that the current adverse economic conditions make our forward-looking statements and underlying assumptions subject to greater uncertainty and that, consequently, they may not materialize. It is impossible to predict with certainty the full impact that the current economic downturn and credit crisis will have on our business or residential customers’ purchasing patterns. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
A number of Canadian economic and market assumptions were made by BCE in preparing forward-looking statements for 2009 contained in this release, including, but not limited to: (i) Canadian GDP to decrease by approximately 2%, compared to 2008, consistent with estimates by the six major banks in Canada, (ii) the Bank of Canada’s target overnight rate to remain fairly stable at approximately 1%, (iii) the Consumer Price Index as estimated by Statistics Canada to decline to the range of 1.0% to 1.5%, (iv) revenues generated by the residential voice telecommunications market to continue to decrease due to wireless substitution and other factors including e-mail and instant messaging substitution, (v) current levels of competition to continue for residential and business local voice telephony, as cable operators and other telecom service providers maintain the intensity of their marketing efforts and continue to leverage their network footprints to pursue market share in our regions, (vi) wireless industry penetration growth in 2009 to be similar to 2008, subject to the economic environment potentially causing a slowing of growth.

In addition, BCE’s and Bell Canada’s 2009 guidance is also based on various internal financial and operational assumptions. Our guidance related to Bell (excluding Bell Aliant) is based on certain assumptions concerning Bell, including, but not limited to: (i) many of our lines of business to provide good resiliency and protection from an economic downturn so that spending on our core wireline telephone services should not be severely impacted given the importance of these services to both residential and business customers, (ii) reduced housing starts and residential moves to contribute to reduced customer turnover, (iii) business market demand to be adversely affected as business clients revisit their investment plans due to tighter credit availability, economic uncertainty, continued competition from offshore manufacturing and reduced public sector spending, (iv) the softening of the Ontario and Québec business market to continue with the potential to drive business NAS erosion higher, (v) more conservative investments by business customers to result in lower capital spending requirements to support business customers, (vi) the economic recessionary environment and increased price competition to put pressure on ARPU and result in customer satisfaction and retention becoming even more critical, (vii) residential NAS losses to decline in 2009 compared to 2008, (viii) Bell’s revenue outlook was derived in the context of a worsening economy, (ix) Bell’s total net benefit plans cost, which is based on a discount rate of 7.0% and a 2008 return on pension plan assets of approximately (19.5%), is expected to be approximately $260 million in 2009, (x) Bell’s 2009 retirement benefit plans funding is estimated to be approximately $1 billion, based on a 10-year amortization of the pension solvency deficits that arose during 2008 and the payment of a $500 million special contribution to Bell Canada’s defined benefit pension plan, (xi) Bell’s capital intensity in 2009 is estimated to be in the 15% to 16% range, (xii) Bell to continue to invest in extending its fibre network, and (xiii) Bell’s 100-day plan annualized cost savings and other cost reduction opportunities to be approximately $400 million.

Our guidance related to BCE is based on certain assumptions for 2009, including, but not limited to: (i) restructuring and other charges in the range of $500 million to $550 million, (ii) depreciation and amortization expense at levels slightly above 2008, (iii) an effective tax rate of approximately 20%, while the statutory tax rate is approximately 32%, (iv) relatively stable cash taxes for 2009 given the accelerated utilization of Bell’s investment tax credit carry-forwards, and (v) the permanent repayment of long-term debt maturing in 2009.

The foregoing assumptions, although considered reasonable by BCE at the time of preparation of its financial guidance and business outlook and other forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material risks
Factors that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements include: general economic and credit market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; the intensity of competitive activity, including the increase in wireless competitive activity that could result from Industry Canada’s licensing of advanced wireless services spectrum, and the resulting impact on our ability to retain existing and attract new customers, and on our pricing strategies and financial results; increased contributions to employee benefit plans; our ability to respond to technological changes and rapidly offer new products and services; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks; events affecting the ability of third-party suppliers to provide to us essential products and services; labour disruptions; the potential adverse effects on our Internet and wireless businesses of network congestion due to a significant increase in broadband demand; our ability to generate or raise the capital we need to implement our business plan, including for BCE’s share buyback program and dividend payments and to fund capital and other expenditures; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell TV; competition from unregulated U.S. direct-to-home (DTH) satellite television services sold illegally in Canada and the theft of our satellite television services; BCE’s dependence on its subsidiaries’ ability to pay dividends; stock market volatility; depending, in particular, on the economic, competitive and technological environment at any given time, and subject to dividends being declared by the board of directors, there can be no certainty that BCE’s dividend policy will be maintained; Bell Aliant’s ability to make distributions to BCE and Bell Canada; health concerns about radio frequency emissions from wireless devices; and loss of key executives.

For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2008 Annual MD&A dated March 11, 2009 included in the BCE 2008 Annual Report, BCE’s 2009 First Quarter MD&A dated May 6, 2009, BCE’s 2009 Second Quarter MD&A dated August 5, 2009, and BCE’s 2009 Third Quarter MD&A dated November 11, 2009, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

About BCE
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Operating under the Bell and Bell Aliant brands, the Company’s services include wireline and wireless voice and data services, digital television and information and communications technology (ICT) services. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca. For Bell product and service information, please visit www.bell.ca.

Media inquiries:
Claire Fiset
Bell Media Relations
514 870-4739, 1 877 391-2007
claire.fiset@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
514 870-4619
thane.fotopoulos@bell.ca